Blue Wire, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blue Wire, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 15, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,655,741	3,149,838
Accounts Receivable	1,401,970	1,123,920
Prepaid Expenses	138,455	151,387
Other Receivable	4,306	-
Total Current Assets	3,200,473	4,425,145
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	11,645	4,966
Total Non-Current Assets	11,645	4,966
TOTAL ASSETS	3,212,117	4,430,111
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,056,855	222,474
Accrued Payroll	362,404	349,861
Accrued Expenses	131,710	368,434
Deferred Revenue	17,793	616,926
Convertible Notes	2,408,878	-
PPP Loan	-	9,514
Total Current Liabilities	3,977,640	1,567,208
Long-term Liabilities		
Future Equity Obligations	3,486,062	3,486,062
Convertible Notes	1,179,859	-
Accrued Interest from Convertible Notes	111,597	-
Total Long-Term Liabilities	4,777,518	3,486,062
TOTAL LIABILITIES	8,755,158	5,053,270
EQUITY		
Common Stock	1,129	1,115
Series Seed Preferred Stock	410,333	410,333
Series A Preferred Stock	327	327
Additional Paid in Capital	5,040,044	5,033,916
Accumulated Deficit	(10,994,874)	(6,068,850)
Total Equity	(5,543,040)	(623,159)
TOTAL LIABILITIES AND EQUITY	3,212,117	4,430,111

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	9,197,313	5,119,513
Cost of Revenue	7,274,902	3,155,052
Gross Profit	1,922,411	1,964,460
Operating Expenses		
Advertising and Marketing	135,475	332,984
General and Administrative	6,601,257	6,207,341
Research and Development	486	1,539
Depreciation	2,501	956
Total Operating Expenses	6,739,719	6,542,820
Operating Income (loss)	(4,817,308)	(4,578,359)
Other Income		
Other	9,613	250
Total Other Income	9,613	250
Other Expense		
Interest Expense	111,597	-
Other	6,731	10,093
Total Other Expense	118,328	10,093
Earnings Before Income Taxes	(4,926,024)	(4,588,202)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(4,926,024)	(4,588,202)

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock		Series A Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	10,487,874	1,049	3,328,978	410,333	3,271,630	327	4,870,639	(1,480,648)	3,801,699
Issuance of Common Stock	659,750	66	-	-	-	-	163,277	-	163,343
Net Income (Loss)	-	-	-	-	-	-	-	(4,588,202)	(4,588,202)
Ending Balance 12/31/2021	11,147,624	1,115	3,328,978	410,333	3,271,630	327	5,033,916	(6,068,850)	(623,159)
Issuance of Common Stock	141,874	14	-	-	-	-	6,129	-	6,143
Net Income (Loss)	-	-	-	-	-	-	-	(4,926,024)	(4,926,024)
Ending Balance 12/31/2022	11,289,498	1,129	3,328,978	410,333	3,271,630	327	5,040,044	(10,994,874)	(5,543,040)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(4,926,024)	(4,588,202)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,501	956
Accounts Payable and Accrued Expenses	597,658	577,586
Accrued Payroll	12,543	267,031
Prepaid Expenses	12,932	(133,500)
Accounts Receivable	(278,050)	(1,191,505)
PPP Loan Forgiveness	(9,514)	-
Accrued Interest	111,597	-
Deferred Revenue	(599,133)	616,129
Other	(4,306)	873
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(153,773)	137,569
Net Cash provided by (used in) Operating Activities	(5,079,797)	(4,450,633)
INVESTING ACTIVITIES		
Purchase of Equipment	(9,180)	(5,922)
Net Cash provided by (used by) Investing Activities	(9,180)	(5,922)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	14	66
Additional Proceeds from Paid-in Capital	6,129	163,277
Proceeds from Future Equity Obligations	-	3,486,062
Proceeds from Convertible Notes	3,588,736	-
Net Cash provided by (used in) Financing Activities	3,594,879	3,649,405
Cash at the beginning of period	3,149,838	3,956,988
Net Cash increase (decrease) for period	(1,494,097)	(807,150)
Cash at end of period	1,655,741	3,149,838

Blue Wire, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blue Wire, Inc. (the "Company") was founded in 2017 and became a Delaware C-Corporation on May 16th, 2019. The Company is a digital media company that provides content, production, distribution, media and sports podcasting. The Company operates almost exclusively in the sports vertical segment of the podcasting industry.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise working capital to grow.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has three primary revenue streams, which include advertising sales, podcast production services, and studio services. Advertising revenue is recognized when ads are delivered. Production services revenue is recognized as pod episodes are delivered. Studio services revenue is recognized as the studio is used. The Company's primary performance obligation for all of these revenue streams is to ensure satisfying all agreed upon requirements entered into with customers.

	Advertising Sales	*Production Services*	*Studio Services*	*Other*	*Total*
2022	6,902,713	2,181,678	102,797	10,125	9,197,313
2021	3,473,984	1,604,991	16,780	23,758	5,119,513

Concentration of Revenue

The Company generated $2,184,553 or approximately 24% of revenue and $1,710,779 or approximately 33% of revenue in 2022 and 2021, respectively, from one customer, $953,878 or approximately 10% of revenue in 2022 from another customer, and $949,463 or approximately 10% of revenue in 2022 from another customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	3	15,102	(3,457)	-	11,645
Grand Total	**-**	**15,102**	**(3,457)**	**-**	**11,645**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Some payments are collected upfront, but some of the purchased products are sold through an agency that may cause a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	1,573,500	$0.03
Granted	1,748,057	$0.14
Exercised	(659,750)	$0.02
Expired/cancelled	(270,000)	$0.14
Total options outstanding, December 31, 2021	2,391,807	$0.10
Granted	250,000	$0.25
Exercised	(141,874)	$0.04
Expired/cancelled	(120,938)	$0.18
Total options outstanding, December 31, 2022	2,378,995	$0.11
Options exercisable, December 31, 2022	1,102,436	$0.14

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2021	1,362,966	$ -
Granted	1,748,057	$ -
Vested	(1,335,979)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	1,775,044	$ -
Granted	250,000	$ -
Vested	(748,485)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	1,276,559	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.04	100,000	10/5/2030

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	100,000	0.04
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	100,000	0.04
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	100,000	0.04

Vested and expected to vest at December 31, 2022	100,000	0.04
Exercisable at December 31, 2022	100,000	0.04

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Arizona, California, Florida, Georgia, Illinois, Kentucky, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, Nevada, New York, Virginia, Wisconsin, New York City, and Cincinnati. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2023 to 2024. The notes are convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event. The Company had accrued interest of $111,597 as of December 31st, 2022, related to these notes.

Simple Agreements for Future Equity (SAFE) - The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation cap of the agreement entered into was $35M.

The Company had a PPP loan that was fully forgiven in 2022. The Company recognized $9,514 in other income in 2022 associated with the balance forgiven.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$2,450,000
2024	$1,200,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is authorized to issue 22,200,000 shares of Common Stock at a par value of $0.0001 per share. The Company had 11,289,498 shares of Common Stock issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 7,633,752 shares of Preferred Stock at a par value of $0.0001 per share. 3,328,978 are designated as "Series Seed Preferred Stock", of which all 3,328,978 were issued and outstanding as of December 31st, 2022, and 4,304,774 are designated as "Series A Preferred Stock", of which 3,271,630 were issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 15, 2023, the date these financial statements were available to be issued.

In June of 2023, the Company issued $600,000 of Promissory Notes to affiliates of the Company with an 18-month maturity date and monthly interest and principal repayments. One of the loans totaling $100,000 accrues interest at 6% and the other two loans of $250,000 each accrue interest at 25%.

In July of 2023, the Company entered into a joint sales and marketing agreement with a major broadcasting group. The broadcasting group expects to deliver a minimum revenue to the Company of $750,000 in 2023 and $1,250,000 in 2024.

In 2023, Joseph R. Saviano, Managing Director of Dot Capital and member of the board of directors of Blue Wire, Inc., joined as Chief Financial Officer. Dot Capital is a major shareholder and lender to the Company. No compensation was earned by Mr. Saviano in 2021 or 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.